

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Alec Waugh
General Counsel
Vast Solar Pty Ltd
226-230 Liverpool Street
Darlinghurst, NSW 2010
Australia

> **Re: Vast Solar Pty Ltd**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 29, 2023**
> **File No. 333-272058**

Dear Alec Waugh:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed September 29, 2023

Note 9. Subsequent Events, page F-103

1. We note your disclosure on page 4 that the date by which NETC has to consummate an initial business combination was extended to September 18, 2023 and again to October 18, 2023. Please revise your footnote to disclose these subsequent events or tell us why these extensions should not be disclosed in the financial statements.

General

2. Please provide us with any correspondence between Citi and NETC relating to Citi's resignation.

Please contact Stephany Yang at 202-551-3167 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing